Exhibit 99.85

PROTECH HOME MEDICAL REPORTS RECORD FIRST QUARTER FISCAL 2021 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 32% AND ADJUSTED EBITDA GROWTH OF 53%

RECURRING REVENUE GROWS TO 75% OF TOTAL REVENUE

Cincinnati, Ohio – March 2, 2021 – Protech Home Medical Corp. (the “Company”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its first quarter fiscal 2021 financial results and operational highlights. These results pertain to the three-month period ended December 31, 2020 and are reported in U.S. Dollars.

Protech will host its Quarterly Earnings Conference Call on Tuesday, March 2, 2021 at 10:00 a.m. (EST). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340.

Financial Highlights:

▪	Revenue for Q1 2021 was $22.8 million compared to $17.2 million for Q1 2020, representing a 32% increase in revenue year-over-year. Compared to Q4, 2020, the Company experienced strong organic growth of 5%.

▪	Average Recurring Revenue for trailing twelve month at the end of Q1 2021 represents 75% of total revenue.

▪	Adjusted EBITDA for Q1 2021 was $5.1 million (22.5% margin), compared to Adjusted EBITDA for Q1 2020 of $3.3 million (19.4% margin), representing a 53% increase year-over-year.

▪	Operating Expense for Q1 2021 was 50.7%, compared to Q1 2020 of 56.2%, a substantial margin improvement resulting from scaling on our existing platform

▪	Cash flow from continuing operations was $2.8 million in Q1 2021 compared to $3.6 million in Q1 2020, the variance was primarily due to changes in working capital.

▪	The Company reported $23.6 million of cash on hand as at December 31, 2020 compared to $6.4 million at December 31, 2019 in addition to having an undrawn credit facility of $20 million as at December 31, 2020.

Operational Highlights:

▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 34,996 for Q1 2021, compared to 13,439 for Q1 2020, an increase of 160%.

▪	The Company’s customer base increased 33% year over year to 51,836 unique patients served in Q1 2021 from 39,070 unique patients in Q1 2020.

▪	Compared to 62,999 unique set-ups/deliveries in Q1 2020, the Company completed 76,691 unique set-ups/deliveries in Q1 2021, an increase of 22%.

▪	The Company continues to experience robust demand for respiratory equipment, such as oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.

Subsequent Events to the three months ended December 31, 2020:

▪	On January 13th the Company announced it has applied to list its common shares on the NASDAQ Capital Market (“NASDAQ”). Subject to meeting all conditions to listings, the Company is targeting completion within the 1st half of 2021.

o	On February 2nd the Company announced the acquisition of Mayhugh’s Medical Equipment (“MME”), a respiratory care company based in Florida, reporting unaudited trailing 12-month annual revenues of approximately $5.5 million and Adjusted EBITDA of approximately $946,000. MME adds over 10,000 active patients to Protech’s patient population and represents Protech’s 49th location and entrance into its 11th U.S. State.

Management Commentary:

“The momentum across the business continues to be robust as evidenced by our first quarter financial and operating results, and I am pleased to say that we are seeing similar strong trends into our second quarter,” said CEO and Chairman Greg Crawford. “Over the last few years, we have applied financial resources and operating expertise to build an unparalleled scalable platform which is poised for tremendous growth. We have the ability to leverage this patient centric platform to make sizeable acquisitions in new and existing markets and integrate them with ease. Coupling this with our significant financial resources, we have never been more excited as to what we can accomplish as a company and have our eyes set on transforming into a national provider of respiratory home care in the United States. As seen in our financials, our recurring revenue grew to 75% of total revenue and we anticipate a further uptick with a full quarter of contribution from SleepWell. This strong recurring revenue platform provides us further stability and consistency as it relates to our growth outlook and is a direct result of the infrastructure we have developed. Our path forward is crystal clear, and with an extremely healthy balance sheet our focus for 2021 is to seek larger, more transformative acquisitions. Lastly, I’d like to thank the entire Protech team for their tireless efforts and stakeholders for all of their continued support.”

Chief Financial Officer Hardik Mehta added, “We are extremely pleased to have transitioned to reporting in U.S. dollars, representing an important step forward in our goal to simplify our reporting and capital markets presentation for investors. We are excited to see the sustained margin acceleration and strong recurring revenue growth that we experienced in the first quarter. Our Adjusted EBITDA margin remains strong as we continue to experience tailwinds across the Company. We also expect our results to further improve as our sleep business normalizes and exceeds historical levels as we move through 2021. On the acquisition front, we are looking forward to quickly scaling up in Florida on the heels of closing MME, and have a full pipeline of acquisition targets in current and new markets that we will continue to assess in the coming months.”

The financial statements of the Company for the three months ended December 31, 2020 and 2019 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company’s acquisition plans; the Company listing on NASDAQ; the Company expecting its results to further improve and exceed historical levels through 2021; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; and the Company maintaining its selling, general and administrative expenses; the Company obtaining all necessary approvals to list on NASDAQ; and the Company successfully identified, negotiating and completing additional acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three Months Ended Dec 31, 2020	Three Months Ended Dec 31, 2019
Net income (loss) from continuing operations	$229	$(1,328)
Add back:
Depreciation and amortization	3,304	3,629
Interest expense (net of interest income)	487	457
Change in fair value of financial derivative liabilities	1,091	553
EBITDA	$5,111	$3,311
Stock-based compensation	15	32
Adjusted EBITDA	$5,126	$3,343
% of Net Revenue	22.5%	19.4%

Management uses this non-IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non-IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non-IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non-IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The listing of the Company’s common shares on the NASDAQ remains subject to the approval of the listing application by NASDAQ and the satisfaction of all applicable listing and regulatory requirements, as well as effectiveness of the registration statement with the United States Securities and Exchange Commission.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com